UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Cobalis Corp.

(Name of Issuer)
 Common Stock

 (Title of Class of Securities)
19074Y 20 5

(CUSIP Number)
Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
(949) 757-0001

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 11, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.19074Y 20 5

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Radul Radovich / St. Petka Trust (EIN 88-0480035)

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 10,143,528
Shares	Y
Beneficially	8.	Shared Voting Power 882,851
Owned by
Each	9.	Sole Dispositive Power 10,143,528
Reporting	Y
Person	10.	Shared Dispositive Power 882,851
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,026,379

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 32.3%

	14.	Type of Reporting Person (See Instructions)
IN, CO

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

Item 2. Identity and Background

(a)	Name:	Radul Radovich
(b)	Business Address:	2445 McCabe Way, Suite 150, Irvine, CA 92614
(c)	Present Principal Occupation:	Director of the Issuer
(d)	Disclosure of Criminal Proceedings:	none
(e)	Disclosure of Civil Proceedings:	none
(f)	Citizenship:	U.S.

(a)	Name:	St. Petka Trust
(b)	Business Address:	46 Calle Fresno, San Clemente CA 92672
(c)	Present Principal Occupation:	n/a
(d)	Disclosure of Criminal Proceedings:	none
(e)	Disclosure of Civil Proceedings:	none
(f)	Citizenship:	The St. Petka Trust was organized in Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On July 11, 2006, St. Petka Trust transferred 100,000 shares to a third party in settlement of a debt of the Issuer, at the rate of $1.01 per share, the market price on the date of the transfer. Mr. Radul Radovich is the trustor of and a beneficiary of the St. Petka Trust. Also on October 17, 2006, Mr. Radul Radovich and several entities owned by him, were granted shares of the Issuer’s common stock in settlement of a debt owed them by the Issuer, at the rate of $1.30 per share as follows: Mr. Radul Radovich individually, 1,228,085 shares; Silver Mountain Promotions, 803,855 shares; St. Petka Trust, 1,382,130 shares; R&R Holdings, 411,042 shares; R&R Development, 170,644 shares. On October 17, 2006, Mr. Chas Radovich was issued 100,000 shares for back wages of $86,939.10, pursuant to the terms of his employment agreement with the Issuer dated May 15, 2006. Mr. Chaslav Radovich is an immediate family member of and shares a household with his father, Mr. Radul Radovich.

Item 4. Purpose of Transaction

On July 11, 2006, St. Petka Trust transferred 100,000 shares to a third party in settlement of a debt of the Issuer. Also on October 17, 2006, Mr. Radul Radovich and several entities owned by him, were granted shares of the Issuer’s common stock in settlement of a debt owed them by the issuer, at the rate of $1.30 per share as stated above. Mr. Chas Radovich was issued 100,000 shares for back wages of $86,939.10, pursuant to the terms of his employment agreement with the Issuer dated May 15, 2006.

Item 5. Interest in Securities of the Issuer

Mr. Radul Radovich, the trustor of the St. Petka Trust beneficially owns a total of 11,026,379 shares (or 32.3%) of the Issuer’s common stock as follows:

(a)  Mr. Radul Radovich owns 1,228,085 shares directly, or 3.6% of the Issuer’s total issued and outstanding shares. The St. Petka Trust directly owns 7,484,736 shares of the Issuer’s common stock or 21.9%. The trustor for the St. Petka Trust is Radul Radovich. Mr. Radul Radovich also owns R&R Holdings, which owns 411,375 shares (1.2%); R&R Development which owns 170,644 shares (0.5%), and Silver Mountain Promotions, which owns 848,688 shares (2.5%). Mr. Radul Radovich's aggregate personal holdings are therefore 10,143,528 shares or 29.7%. Mr. Radul Radovich also shares a household with his son, Chaslav Radovich, who owns 838,851 shares directly and 44,000 shares in trust for his minor child, or an aggregate of 882,851 shares or 2.6%.

(b)  The St. Petka Trust has sole voting and dispositive power as to the 7,484,736 shares it owns directly. Radul Radovich, the trustor for the St. Petka Trust, owns 1,228,085 shares directly and has sole voting and dispositive power as to those shares. Mr. Radul Radovich also owns R&R Development, which owns 170,644 shares, R&R Holdings, which owns 411,375 shares, and Silver Mountain Promotions, which owns 848,688 shares.  Mr. Radovich has sole voting and dispositive power as to the shares owned by those entities.

(c)  On July 11, 2006, St. Petka Trust transferred 100,000 shares to a third party in settlement of a debt of the Issuer’s to that third party, at the rate of $1.01 per share, the market price on the date of the transfer. Also on October 17, 2006, Mr. Radul Radovich and several entities owned by him, were granted shares of the Issuer’s common stock in settlement of a debt owed them by the Issuer, at the rate of $1.30 per share as follows: Mr. Radul Radovich individually, 1,228,085 shares; Silver Mountain Promotions, 803,855 shares; St. Petka Trust, 1,382,130 shares; R&R Holdings, 411,042 shares; R&R Development, 170,644 shares. On October 17, 2006, Mr. Chas Radovich, with whom Mr. Radul Radovich shares a household with and is an immediate family member of, was issued 100,000 shares for back wages of $86,939.10, pursuant to the terms of his employment agreement with the Issuer dated May 15, 2006.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7. Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2006 Date

/s/ Radul Radovich Radul Radovich, Trustor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)